UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

7 Days Group Holdings Limited

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

81783J 101***

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 7 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) He, Boquan
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5	Sole voting power 35,131,575[1]
	6	Shared voting power 0
	7	Sole dispositive power 35,131,575[2]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 35,131,575
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 23.5%[3]
12	Type of reporting person IN

[1]	The record owner of these shares is Prototal Enterprises Limited, which is owned by He, Boquan.
[2]	See footnote 1 above.
[3]	Based on 149,647,613 outstanding ordinary shares as of December 31, 2010.

SCHEDULE 13G	Page 3 of 7 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. Identification nos. of above persons (entities only) Prototal Enterprises Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 35,131,575
	6	Shared voting power 0
	7	Sole dispositive power 35,131,575
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 35,131,575
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 23.5%[4]
12	Type of reporting person CO

[4]	Based on 149,647,613 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 81783J 101	SCHEDULE 13G	Page 4 of 7 Pages

Item 1	(a)	Name of Issuer:

7 Days Group Holdings Limited (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong 510290, People’s Republic of China

Item 2	(a)	Name of Person Filing:

He, Boquan Prototal Enterprises Limited

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

He, Boquan

Floor 32, Metro Plaza

183-187, Tianhe Road North

Guangzhou, Guangdong 510620

People’s Republic of China

Prototal Enterprieses Limited

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Item 2	(c)	Citizenship

He, Boquan - Canada Prototal Enterprieses Limited - British Virgin Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.125

Item 2	(e)	CUSIP Number:

81783J 101 This CUSIP applies to the American Depositary Shares each representing 3 ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 81783J 101	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

He, Boquan	35,131,575* ordinary shares	23.5%	35,131,575* ordinary shares	0	35,131,575* ordinary shares	0

Prototal Enterprieses Limited	35,131,575 ordinary shares	23.5%	35,131,575 ordinary shares	0	35,131,575 ordinary shares	0

The percentages of ownership set forth above are based on 149,647,613 outstanding ordinary shares as of December 31, 2010.

* The record owner of these shares is Prototal Enterprieses Limited, which is owned by He, Boquan.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 11, 2011

/S/ HE, BOQUAN
HE, BOQUAN

PROTOTAL ENTERPRISES LIMITED

By:	/S/ HE, BOQUAN
Name:	He, Boquan
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement